Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Waterstone Financial, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 expected to be filed on March 6, 2015 of Waterstone Financial, Inc. of our report dated March 21, 2014, with respect to the consolidated statement of financial condition of Waterstone Financial, Inc. and subsidiaries as of December 31, 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013, which report appears in the December 31, 2014 annual report on Form 10-K of Waterstone Financial, Inc.

/s/ KPMG LLP

Milwaukee, Wisconsin
March 6, 2015